# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Starco Brands, Inc., CIK 0001539850
CUSIP: 85526F201
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 706 North Citrus Avenue, Los Angeles, California (CA), 90038
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-025998
Filed by CIK 0001721789

## Reporting persons
- GV 2016, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 99,510,805; sole dispositive power 0; shared dispositive power 99,510,805; aggregate amount beneficially owned 99,510,805 (15.4% of the class)
  Comment: The number reported in Rows 6, 8, and 9 consists of 99,510,805 shares of the Class A Common Stock of Starco Brands, Inc. (the "Issuer") directly beneficially owned by GV 2016, L.P. (the "2016 Partnership"). The reported total includes shares received by the 2016 Partnership as adjustment shares issued by the Issuer in connection with the February 15, 2023 sale of Soylent Nutrition, Inc., a Delaware corporation ("Soylent"), to the Issuer (the "Soylent Merger"). Under the terms of the agreement and plan of merger (the "Merger Agreement") pursuant to which the Soylent Merger was consummated, and as subsequently modified on March 15, 2024 by an agreement entered into by and between the Issuer and certain former Soylent stockholders (the "Stockholder Agreement"), the 2016 Partnership became entitled to receive additional shares of the Issuer's Class A Common Stock for no additional consideration: (i) in respect of a post-closing working capital adjustment (the "Working Capital Adjustment") and (ii) separately, as an additional purchase price adjustment under the Soylent Merger if the volume weighted average trading price of the Issuer's Class A Common Stock is less than $0.35 per share for each of the 30-trading day periods ending on: (i) February 14, 2024 (the "First Post-Closing Adjustment") and (ii) May 15, 2025 (the "Second Post-Closing Adjustment"). The number of securities reported in this Statement as beneficially owned by the reporting persons includes the shares issued pursuant to the Working Capital Adjustment and the First Post-Closing Adjustment but does not include any securities which may be issued at a future date pursuant to the Second Post-Closing Adjustment.
  
  The general partner of the 2016 Partnership is GV 2016 GP, L.P. ("2016 GP"). The general partner of 2016 GP is GV 2016 GP, L.L.C. ("2016 LLC"). The sole member of 2016 LLC is Alphabet Holdings LLC ("Alphabet Holdings"). The sole member of Alphabet Holdings is XXVI Holdings Inc. ("XXVI"). The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2016 GP, 2016 LLC, Alphabet Holdings, and XXVI may be collectively referred to as the "2016 Partnership Affiliates"). Each of the 2016 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934 (as amended, the "Exchange Act")) the securities directly beneficially owned by the 2016 Partnership.
  
  The percentage reported in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 647,431,696 shares of the Issuer's Class A Common Stock outstanding as of November 14, 2024, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2024, filed on Form 10-Q with the Securities and Exchange Commission (the "SEC") on November 14, 2024.
- GV 2016 GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 99,510,805; sole dispositive power 0; shared dispositive power 99,510,805; aggregate amount beneficially owned 99,510,805 (15.4% of the class)
  Comment: The number reported in Rows 6, 8, and 9 consists of 99,510,805 shares of the Issuer's Class A Common Stock which are directly beneficially owned by the 2016 Partnership. Under the terms of the Merger Agreement, as amended by the Stockholder Agreement, the 2016 Partnership may also be entitled to receive additional securities at a future date pursuant to the Second Post -Closing Adjustment. The number of securities reported in this Statement as beneficially owned by the reporting persons includes the shares issued pursuant to the Working Capital Adjustment and the First Post -Closing Adjustment but does not include any securities which may be issued at a future date pursuant to the Second Post-Closing Adjustment.
  
  The general partner of the 2016 Partnership is 2016 GP. The general partner of 2016 GP is 2016 LLC. The sole member of 2016 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2016 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2016 Partnership.
  
  The percentage reported in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 647,431,696 shares of the Issuer's Class A Common Stock outstanding as of November 14, 2024, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2024, filed on Form 10-Q with the SEC on November 14, 2024.
- GV 2016 GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 99,510,805; sole dispositive power 0; shared dispositive power 99,510,805; aggregate amount beneficially owned 99,510,805 (15.4% of the class)
  Comment: The number reported in Rows 6, 8, and 9 consists of 99,510,805 shares of the Issuer's Class A Common Stock which are directly beneficially owned by the 2016 Partnership. Under the terms of the Merger Agreement, as amended by the Stockholder Agreement, the 2016 Partnership may also be entitled to receive additional securities at a future date pursuant to the Second Post-Closing Adjustment. The number of securities reported in this Statement as beneficially owned by the reporting persons includes the shares issued pursuant to the Working Capital Adjustment and the First Post-Closing Adjustment but does not include any securities which may be issued at a future date pursuant to the Second Post-Closing Adjustment.
  
  The general partner of the 2016 Partnership is 2016 GP. The general partner of 2016 GP is 2016 LLC. The sole member of 2016 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2016 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2016 Partnership.
  
  The percentage reported in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 647,431,696 shares of the Issuer's Class A Common Stock outstanding as of November 14, 2024, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2024, filed on Form 10-Q with the SEC on November 14, 2024.
- Alphabet Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 99,510,805; sole dispositive power 0; shared dispositive power 99,510,805; aggregate amount beneficially owned 99,510,805 (15.4% of the class)
  Comment: The number reported in Rows 6, 8, and 9 consists of 99,510,805 shares of the Issuer's Class A Common Stock which are directly beneficially owned by the 2016 Partnership. Under the terms of the Merger Agreement, as amended by the Stockholder Agreement, the 2016 Partnership may also be entitled to receive additional securities at a future date pursuant to the Second Post-Closing Adjustment. The number of securities reported in this Statement as beneficially owned by the reporting persons includes the shares issued pursuant to the Working Capital Adjustment and the First Post-Closing Adjustment but does not include any securities which may be issued at a future date pursuant to the Second Post-Closing Adjustment.
  
  The general partner of the 2016 Partnership is 2016 GP. The general partner of 2016 GP is 2016 LLC. The sole member of 2016 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2016 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2016 Partnership.
  
  The percentage reported in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 647,431,696 shares of the Issuer's Class A Common Stock outstanding as of November 14, 2024, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2024, filed on Form 10-Q with the SEC on November 14, 2024.
- XXVI Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 99,510,805; sole dispositive power 0; shared dispositive power 99,510,805; aggregate amount beneficially owned 99,510,805 (15.4% of the class)
  Comment: The number reported in Rows 6, 8, and 9 consists of 99,510,805 shares of the Issuer's Class A Common Stock which are directly beneficially owned by the 2016 Partnership. Under the terms of the Merger Agreement, as amended by the Stockholder Agreement, the 2016 Partnership may also be entitled to receive additional securities at a future date pursuant to the Second Post-Closing Adjustment. The number of securities reported in this Statement as beneficially owned by the reporting persons includes the shares issued pursuant to the Working Capital Adjustment and the First Post-Closing Adjustment but does not include any securities which may be issued at a future date pursuant to the Second Post-Closing Adjustment.
  
  The general partner of the 2016 Partnership is 2016 GP. The general partner of 2016 GP is 2016 LLC. The sole member of 2016 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2016 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2016 Partnership.
  
  The percentage reported in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 647,431,696 shares of the Issuer's Class A Common Stock outstanding as of November 14, 2024, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2024, filed on Form 10-Q with the SEC on November 14, 2024.
- Alphabet Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 99,510,805; sole dispositive power 0; shared dispositive power 99,510,805; aggregate amount beneficially owned 99,510,805 (15.4% of the class)
  Comment: The number reported in Rows 6, 8, and 9 consists of 99,510,805 shares of the Issuer's Class A Common Stock which are directly beneficially owned by the 2016 Partnership. Under the terms of the Merger Agreement, as amended by the Stockholder Agreement, the 2016 Partnership may also be entitled to receive additional securities at a future date pursuant to the Second Post-Closing Adjustment. The number of securities reported in this Statement as beneficially owned by the reporting persons includes the shares issued pursuant to the Working Capital Adjustment and the First Post-Closing Adjustment but does not include any securities which may be issued at a future date pursuant to the Second Post-Closing Adjustment.
  
  The general partner of the 2016 Partnership is 2016 GP. The general partner of 2016 GP is 2016 LLC. The sole member of 2016 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2016 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2016 Partnership.
  
  The percentage reported in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 647,431,696 shares of the Issuer's Class A Common Stock outstanding as of November 14, 2024, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2024, filed on Form 10-Q with the SEC on November 14, 2024.

## Item 1. Issuer
Name of issuer: Starco Brands, Inc.
Address of issuer's principal executive offices: 706 North Citrus Avenue, Los Angeles, CA 90038

## Item 2. Person Filing
Name of person filing:
GV 2016, L.P., a Delaware limited partnership (the "2016 Partnership");
GV 2016 GP, L.P., a Delaware limited partnership ("2016 GP");
GV 2016 GP, L.L.C., a Delaware limited liability company ("2016 LLC");
Alphabet Holdings LLC, a Delaware limited liability company ("Alphabet Holdings");
XXVI Holdings Inc., a Delaware corporation ("XXVI");and
Alphabet Inc., a Delaware corporation ("Parent" and, together with the 2016 Partnership, 2016 GP, 2016 LLC, Alphabet Holdings, and XXVI, the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

1600 Amphitheatre Parkway
Mountain View, CA 94043
Citizenship: Each of the Reporting Persons is formed, organized or incorporated, as applicable, in the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities of Starco Brands, Inc. (the "Issuer") for purposes of this statement (this "Statement") shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Each Reporting Person's beneficial ownership of the Issuer's securities is reported in this Statement as of December 31, 2024, which is the most recent practicable date for which their beneficial ownership may be confirmed. The ownership reported herein as of December 31, 2024 remains the same as of the date set forth on the signature page below.

The Reporting Persons may be deemed to beneficially own an aggregate 99,510,805 shares of the Issuer's Class A Common Stock.

The 2016 Partnership is the direct beneficial owner of all of the securities described in the preceding paragraph. 2016 GP is the general partner of the 2016 Partnership, and 2016 LLC is the general partner of 2016 GP. Additionally: (i) Alphabet Holdings is the sole managing member of 2016 LLC; (ii) XXVI is the sole managing member of Alphabet Holdings; and (iii) Parent is the controlling stockholder of XXVI. As such, for purposes of Section 13(d) of the Exchange Act, each of 2016 GP, 2016 LLC, Alphabet Holdings, XXVI, and Parent may be deemed to indirectly beneficially own all of the Issuer's securities directly beneficially owned by the 2016 Partnership.

Pursuant to the terms of that certain Agreement and Plan of Merger (the "Merger Agreement"), dated February 14, 2023, entered into by and among: (i) the Issuer; (ii) Starco Merger Sub I, Inc., a Delaware corporation; (iii) Soylent Nutrition, Inc., a Delaware corporation ("Soylent"); and (iv) Hamilton Start, LLC, solely in its capacity as the representative of the Soylent equityholders, the 2016 Partnership received additional shares of the Issuer's Class A Common Stock for no additional consideration in respect of a post-closing working capital adjustment (the "Working Capital Adjustment").

Pursuant to the terms of the Merger Agreement as further modified by that certain Stockholder Agreement (the "Stockholder Agreement") entered into on March 15, 2024, by and between the Issuer and certain Soylent stockholders, the 2016 Partnership may be entitled to receive additional shares of the Issuer's Class A Common Stock for no additional consideration if the volume weighted average trading price of the Issuer's Class A Common Stock is less than $0.35 per share for each of the 30-trading day periods ending on: (i) February 14, 2024 (the "First Post-Closing Adjustment") and (ii) May 15, 2025 (the "Second Post-Closing Adjustment").

The shares issuable pursuant to the Working Capital Adjustment and the First Post-Closing Adjustment were issued on a delayed basis during 2024, retroactive to their respective contractually agreed post-closing adjustment dates. The number of securities reported in this Statement as beneficially owned by the Reporting Persons includes the shares issued pursuant to the Working Capital Adjustment and the First Post-Closing Adjustment but does not include any securities which may be issued at a future date pursuant to the Second Post-Closing Adjustment.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which was filed by the Issuer with the SEC on February 21, 2023, as Exhibit 2.1 to the Issuer's Current Report filed on Form 8-K (File No. 000-54892). The foregoing description of the Stockholder Agreement, the First Post-Closing Adjustment, and the Second Post-Closing Adjustment is not complete and is qualified in its entirety by reference to the full text of the Stockholder Agreement, which was filed by the Issuer with the SEC on March 21, 2024, as Exhibit 10.1 to the Issuer's Current Report filed on Form 8-K (File No. 000-54892).
Percent of class:
The percentage reported below was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and in reliance on the aggregate total of 647,431,696 shares of the Issuer's Class A Common Stock outstanding as of November 14, 2024, reported by the Issuer in its Quarterly Report for the period ended September 30, 2024, filed on Form 10-Q with the SEC on November 14, 2024.

As of December 31, 2024, the Reporting Persons were deemed to directly or indirectly beneficially own 15.4% of the Issuer's outstanding Class A Common Stock.
Sole power to vote or to direct the vote:
2016 Partnership 0
2016 GP 0
2016 LLC 0
Alphabet Holdings 0
XXVI 0
Parent 0
Shared power to vote or to direct the vote:
2016 Partnership 99,510,805
2016 GP 99,510,805
2016 LLC 99,510,805
Alphabet Holdings 99,510,805
XXVI 99,510,805
Parent 99,510,805
Sole power to dispose or to direct the disposition:
2016 Partnership 0
2016 GP 0
2016 LLC 0
Alphabet Holdings 0
XXVI 0
Parent 0
Shared power to dispose or to direct the disposition:
2016 Partnership 99,510,805
2016 GP 99,510,805
2016 LLC 99,510,805
Alphabet Holdings 99,510,805
XXVI 99,510,805
Parent 99,510,805

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances described more specifically in the respective: (i) limited partnership agreements of the 2016 Partnership and 2016 GP and (ii) limited liability company agreement of 2016 LLC, the general and limited partners or members, as the case may be, of each of such Reporting Persons may be deemed to have the right to receive dividends from, or proceeds from the sale of, the Issuer's securities directly or indirectly owned by each Reporting Person of which it is a general partner, limited partner, or member.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GV 2016, L.P.: /s/ Inga Goldbard, Inga Goldbard/ General Counsel of GV 2016 GP, L.L.C., the General Partner of GV 2016 GP, L.P., its General Partner (02/13/2025)
- GV 2016 GP, L.P.: /s/ Inga Goldbard, Inga Goldbard/ General Counsel of GV 2016 GP, L.L.C., its General Partner (02/13/2025)
- GV 2016 GP, L.L.C.: /s/ Inga Goldbard, Inga Goldbard/ General Counsel (02/13/2025)
- Alphabet Holdings LLC: /s/ Kathryn W. Hall, Kathryn W. Hall/ Secretary (02/13/2025)
- XXVI Holdings Inc.: /s/ Kathryn W. Hall, Kathryn W. Hall/ Assistant Secretary (02/13/2025)
- Alphabet Inc.: /s/ Kathryn W. Hall, Kathryn W. Hall/ Assistant Secretary (02/13/2025)